SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

CONSOLIDATED FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.

Years ended December 31, 2009 and 2008 With Report of Independent Registered Public Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2009 and 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2009 and 2008, and January 1, 2008, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. at December 31, 2009 and 2008, and January 1, 2008, and the consolidated results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2010, expressed an unqualified opinion thereon.

São Paulo, February 9, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

B. Alfredo Baddini Blanc	Julio Braga Pinto
Partner	Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Years ended December 31, 2009 and 2008 and January 1st, 2008 (In thousands of Reais, except per share amounts)

	Notes	12/31/2009	12/31/2008

Net Sales	5	4,613,389	3,690,409
Cost of services rendered	6,8	(2,789,812)	(2,153,454)

Gross profit		1,823,577	1,536,955

Operating income expenses
Selling expenses	8	(505,063)	(429,545)
General and administrative expenses	8	(634,656)	(604,968)
Other expenses	8	(60,389)	(16,905)

		(1,200,108)	(1,051,418)

Operating profit		623,469	485,537

Finance results
Finance expenses	7	(27,335)	(432,462)
Finance income	7	92,779	113,935

		65,444	(318,527)

Profit before income taxes		688,913	167,010

Income tax and social contribution	13	47,035	(146,756)

Profit for the year from continuing operations		735,948	20,254

Other comprehensive income		-	-
Total comprehensive income for the period		735,948	20,254

Basic and diluted earnings per share – common	25	2.01	0.06
Basic and diluted earnings per share – preferred	25	2.22	0.06

Profit for both years is fully attributable to equity holders of the parent.

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
As at December 31, 2009 and 2008 and January 1st, 2008
(In thousands of reais)

	Notes	12/31/2009	12/31/2008	01/01/2008

ASSETS
Current
Cash and cash equivalents	9	1,015,605	736,880	569,606
Trade accounts receivable	10	263,952	166,105	132,328
Inventories	11	58,763	61,757	63,956
Receivables from related parties	21	24,801	17,356	7,813
Recoverable taxes	13	3,624	3,406	886
Prepaid expenses		33,215	24,381	22,073
Prepaid rights for use	21	175,088	-	-
Other current assets		12,467	12,794	12,214

Total current assets		1,587,515	1,022,679	808,876

Non-current
Judicial deposits	12	74,609	110,922	171,061
Deferred taxes	14	643,936	496,872	565,157
Recoverable taxes	14	71,056	50,302	42,778
Prepaid rights for use	21	659,842	-	-

Property and equipment	15	2,767,037	2,237,681	1,649,533
Intangible assets	16	2,523,168	2,469,757	2,080,631
Other non-current assets		6,628	7,717	8,112

Total non-current assets		6,746,276	5,373,251	4,517,272

Total assets		8,333,791	6,395,930	5,326,148

	Notes	12/31/2009	12/31/2008	01/01/2008

LIABILITIES
Current
Trade accounts payable	17	327,715	329,763	187,672
Accounts payable - Programming Suppliers	18	124,602	148,419	121,595
Income taxes and social contribution		2,586	4,031	1,221
Other fiscal obligations		70,270	91,833	67,083
Payroll and related charges		181,678	160,673	97,087
Loans payable	19	85,475	58,331	21,158
Copyright payable (“ECAD”)	20	77,794	54,851	80,114
Unrealized losses on derivatives	26	19,580	-	-
Deferred revenues	21	208,228	-	-
Accounts payable – business acquisitions		-	58,491	-
Other current liabilities		14,013	11,682	28,365

Total Current Liabilities		1,111,941	918,074	604,295

Non-current
Deferred income taxes and social
contribution	14	183,805	185,156	151,914
Loans payable	19	2,113,329	1,701,485	1,094,412
Deferred revenues	21	782,279	93,912	41,520
Provisions	22	605,363	695,935	672,999
Other non-current liabilities		29,559	29,801	9,695

Total Non Current Liabilities		3,714,335	2,706,289	1,970,540

Shareholders’ Equity
Share Capital	23	5,599,320	5,540,346	5,466,968
Capital Reserves		153,168	212,142	285,520
Accumulated deficit		(2,244,973)	(2,980,921)	(3,001,175)

		3,507,515	2,771,567	2,751,313

Total liabilities and stockholders’ equity		8,333,791	6,395,930	5,326,148

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years ended December 31, 2009 and 2008.
(In thousands of reais)

	Number of Shares (thousands)		Capital Stock

	Common	Preferred	Subscribed	To be paid in	Paid in	Capital Reserves	Accumulated deficit	Total

Balances on January 1, 2008	111,822	223,233	5,479,891	(12,923)	5,466,968	285,520	(3,001,175)	2,751,313

Capital increase by:
Absorption of special goodwill reserve	1,229	2,455	73,378	-	73,378	(73,378)	-	-

Profit for year	-	-	-	-	-	-	20,254	20,254

Balances on December 31, 2008	113,051	225,688	5,553,269	(12,923)	5,540,346	212,142	(2,980,921)	2,771,567

Capital increase by:
Absorption of special goodwill reserve	1,408	2,816	58,974	-	58,974	(58,974)	-	-

Profit for year	-	-	-	-	-	-	735,948	735,948

Balances on December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008.
(In thousands of reais)

	12/31/2009	12/31/2008

Net cash flows from operating activities
Profit for year	735,948	20,254

Adjustments to reconcile profit for the year to cash flows from operating activities
Net variations in interest rates, monetary restatement and
exchange rate	(177,265)	269,259
Interest expense on borrowing	176,598	156,403
Loss (gain) on market value of derivatives	97,347	(4,977)
Depreciation and amortization	618,748	493,368
Deferred income taxes and social contribution	(158,596)	65,541
Loss (gain) on disposal of property and equipment	7,118	(6,855)
(Increase) decrease in provisions	(126,645)	(8,895)
(Increase) decrease in trade accounts receivables	(92,010)	(29,323)
(Increase) decrease in inventories and other credits	3,224	3,617
(Increase) decrease in recoverable taxes	(12,616)	(62,356)
(Increase) decrease in other assets	18,029	18,087
(Increase) decrease in prepaid expenses	(8,728)	7,761
Increase (decrease) of suppliers and programming	(56,156)	128,448
Increase (decrease) in taxes payable	(28,983)	77,197
Increase (decrease) in payroll and related charges	23,218	78,931
Increase (decrease) in provisions and other accounts payable	(16,576)	85,183

Net cash provided by operating activities	1,002,655	1,291,643

Cash flow from investing activities
Acquisition of business, net of cash received	(97,943)	(382,687)
Purchase of property and equipment and intangible assets	(1,089,211)	(992,943)
Cash proceeds from sale of property and equipment	2,530	3,099

Net cash used in investing activities	(1,184,624)	(1,372,531)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008.
(In thousands of reais)

	12/31/2009	12/31/2008

Cash flows from financing activities
Proceeds from third party borrowings	677,009	93,503
Repayments of borrowings	(46,090)	(14,298)
Payment of interest	(170,225)	(147,436)
Proceeds from related party borrowings	-	316,393

Net cash provided by financing activities	460,694	248,162

Net increase in cash and cash equivalents
	278,725	167,274

Cash and cash equivalents at the beginning of the period	736,880	569,606
Cash and cash equivalents at the end of the period	1,015,605	736,880

	278,725	167,274

Supplementary reporting of cash flow data
Income taxes paid	176,104	87,677

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market. The Company is located in Brazil and its headquarters are located in São Paulo.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

Acquisitions

On June 30, 2009 the Company completed the acquisition of 100% of the shares of ESC 90 Telecomunicações Ltda. See Note 4.

On December 29, 2008 the Company completed the acquisition of 100% of the shares and quotas of the companies operating in the pay-TV and broadband Internet market under the "BIGTV" brand. See Note 4.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

1. Operations – Continued

The Company holds the following share subsidiaries:

Interest in share capital (percent)
	2009		2008

	Direct	Indirect	Direct	Indirect

Subsidiaries
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	100.00	-	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	-	-	100.00	-
Net São Carlos Ltda.	-	-	100.00	-
Net Franca Ltda.	-	-	100.00	-
Net Sul Comunicações Ltda.	-	-	100.00	-
Reyc Comércio e Participações Ltda.	100.00	-	26.94	73.06
Net Anápolis Ltda.	-	-	-	100.00
Net Bauru Ltda.	100.00	-	9.06	90.94
Net Campo Grande Ltda.	-	-	-	100.00
Net Goiânia Ltda.	100.00	-	-	100.00
Net Ribeirão Preto Ltda.	100.00	-	12.07	87.93
Net São José do Rio Preto Ltda.	-	-	-	100.00
Net Sorocaba Ltda.	100.00	-	-	100.00
Horizonte Sul Comunicações Ltda.	100.00	-	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	-	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	-	-	100.00
Net Paraná Comunicações Ltda.	100.00	-	-	100.00
Net Florianópolis Ltda.	-	-	78.13	21.87
Net Maringá Ltda.	-	-	-	100.00
Net Arapongas Ltda.	-	-	-	100.00
Televisão a Cabo Criciúma Ltda.	-	-	40.00	60.00
Net Londrina Ltda.	-	-	-	100.00
Jacareí Cabo S.A.	100.00	-	-	100.00
TV Eucalipto Ltda.	-	-	-	100.00
TV Mogno Ltda.	-	-	-	100.00
Horizon Line Brasil Ltda.	-	-	8.18	91.82
Canbras TVA Cabo Ltda.	-	-	-	100.00
614 TVH Vale Ltda.	100.00	-	-	100.00
Vivax Ltda.	-	-	100.00	-
614 Telecomunicações Ltda. - Big TV	-	-	100.00	-
614 Serviços de Internet Maceió Ltda. - Big TV	100.00	-	-	100.00
614 TVT Maceió S.A. - Big TV	-	-	50.00	50.00
614 Serviços de Internet João Pessoa Ltda. - Big TV	100.00	-	-	100.00
614 TVP João Pessoa S.A. - Big TV	-	-	50.00	50.00
614 Interior Linha S.A. - Big TV	-	-	-	100.00
Zerelda Participações Ltda. - Big TV	-	-	-	100.00
TV a Cabo Guarapuava Ltda. - Big TV	-	-	-	100.00
TV Jacarandá Ltda. - Big TV	-	-	-	100.00
TV a Cabo Cascavel Ltda. - Big TV	-	-	-	100.00
EBS Empresa Brasileira de Sinais Ltda. - Big TV	-	-	-	100.00
TVC Oeste Paulista Ltda. - Big TV	-	-	-	100.00
614 TVG Guarulhos S.A. - Big TV	-	-	-	100.00
ESC 90 Telecomunicações Ltda.	100.00	-	-	-

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

1. Operations – Continued

During 2009, continuing its restructuring process, the Company has merged the net assets of the subsidiaries shown below:

Company	Date of merger	Company	Date of merger
Net Florianópolis Ltda.	02/28/2009	Net Sul Comunicações Ltda.	10/30/2009
614 Telecomunicações Ltda.	04/30/2009	Net São Carlos Ltda.	10/30/2009
614 Interior Linha S.A.	04/30/2009	DR – Emp. de Distr. e Recep. de TV Ltda.	10/30/2009
TVC Oeste Paulista Ltda.	04/30/2009	Vivax Ltda.	11/30/2009
Antenas Comunitárias Brasileiras Ltda.	09/30/2009	Net Indaiatuba Ltda.	11/30/2009
Televisão a Cabo Criciúma Ltda.	09/30/2009	Net Franca Ltda.	11/30/2009
Net Arapongas Ltda.	09/30/2009	Net Anápolis Ltda.	11/30/2009
Net Londrina Ltda.	09/30/2009	TV Jacarandá Ltda.	11/30/2009
Net Maringá Ltda.	09/30/2009	TV a Cabo Guarapuava Ltda.	11/30/2009
614 TVG Guarulhos S.A.	09/30/2009	TV a Cabo Cascavel Ltda.	11/30/2009
Net Campo Grande Ltda.	10/30/2009	614 TVP João Pessoa S.A.	11/30/2009
Net São José do Rio Preto Ltda.	10/30/2009	614 TVT Maceió S.A.	11/30/2009

In addition to having common and preferred shares on the São Paulo Stock Exchange, Bolsa de Valores de São Paulo (Bovespa), the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company signed an agreement with Bovespa to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2. Description of the Significant Accounting Policies

2.1 Basis of preparation:

The consolidated financial statements of the Company for the years ended December 31, 2009 and 2008 were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company has adopted IFRS for the first time in its consolidated financial statements for the year ended December 31, 2009, which include comparative financial statements for December 31, 2008, and, for the consolidated balance sheet, January 1, 2008, the date of transition to IFRS. IFRS 1 (First-time adoption of International Reporting Standards) requires an entity to develop accounting policies based on standards and related interpretations of the IASB in effect on the date of publication of its first consolidated financial statements under IFRS (i.e. December 31, 2009). IFRS 1 also requires these policies to be applied on the date of transition to IFRS, and for all periods shown in the first financial statements under IFRS.

The Note "Transition to IFRS" details the main effects of the transition to IFRS and the main differences in relation to the accounting practices adopted in Brazil for the consolidated balance sheets of the Company as at January 1, 2008 and December 31, 2008 and for the consolidated statement of operations for the year ended December 31, 2008.

Compiling consolidated financial statements pursuant to IFRS rules requires the use of certain estimates made by the Company's management. Issues involving the use of judgment or estimates that are material for the consolidated financial statements are shown in Note 2.17. The consolidated financial statements were compiled using the historical cost basis, except for the valuation of certain items such as derivative financial instruments.

The Company has adopted all standards, revised standards and interpretations issued by the IASB that were in effect on December 31, 2009.

The Company's management authorized the issuance of the financial statements on February 9, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.1 Basis of preparation – Continued

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds a direct or indirect majority interest, as detailed on Note 1. All reporting periods are consistent with those of the parent company and accounting policies are uniformly adopted across the group.

Subsidiaries are consolidated as of their acquisition date, which is the date on which the Company obtained control, and continue to be consolidated until the date such control ceases.

The consolidation process entails the line by line consolidation of assets, liabilities, income and expenses, and the elimination of the following:

• Parent Company interest in share capital, reserves and retained earnings of subsidiary companies;

• Assets and liabilities resulting from transactions among group companies;

• Revenues and expenses arising from transactions conducted among group companies.

2.2 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil. Consolidated financial statements are shown in Brazilian reais (R$), which is the functional and presentation currency of Net Serviços de Comunicação S.A. and all consolidated subsidiaries.

Transactions in foreign currencies are converted to the functional currency using the exchange rate on the transaction date. Assets and liabilities denominated in foreign currencies are translated to the functional currency at year-end using the year-end exchange rate and the resulting gains or losses are recognized in the income statement.

2.3 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees and direct selling expenses listed are deferred and amortized over the average estimated period subscribers are likely to remain connected to the system.

Deferred revenue relates to prepayment of the rights to use the Net fiber optic cable network to provide Net Fone services and rental revenue is released to income over the contractual period. Revenues with special projects are recognized based on the term of the related project.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.4 Cash and cash equivalents

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase as cash equivalents.

2.5 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are noninterests bearing. The allowance for doubtful accounts is established on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any outstanding receivable older than 180 days is written off. The allowance for doubtful accounts is comprised of account balances which are 90 to180 days in arrears.

2.6 Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average cost. Provisions for slow moving or obsolete inventory items are made as necessary.

2.7 Property and equipment

Property and equipment is stated at historical cost net of depreciation, and impairment losses, if applicable. The cable network includes capitalized amounts related to personnel costs and other expenses incurred for the construction of the network during the prematurity phase and construction period.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The residual values and estimated useful lives of assets are reviewed and adjusted, if necessary, on an annual basis.

Subsequent costs are capitalized if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is charged to expense. Repairs and maintenance expenditures are expensed as incurred.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.8 Intangible Assets

Intangible assets are assessed as having finite or indefinite estimated useful lives. The cost of intangible assets acquired in a business combination is the fair value on the date of acquisition. Intangible assets that have finite useful lives are amortized over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but are evaluated for impairment on an annual basis. The indefinite life status is reviewed annually. If it is determined that the use of an indefinite useful life is not appropriate, the impact of the change from indefinite to finite useful life is recorded prospectively.

The estimated useful lives of intangible assets with finite useful lives are reviewed at the end of each reporting period. The amortization expense of intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Direct internal software development expenses are capitalized while expenses such as research, personnel training, advertising and other items not directly attributed to developing the asset are expensed as incurred.

2.9 Impairment of assets

In accordance with IAS 36, the Company considers the impairment of assets, including property and equipment and intangible assets. At each financial statement date, the Company assesses whether there are any indicators of impairment. If such indicators are identified, the Company estimates the recoverable value of the asset. The recoverable value of an asset is the greater of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for recovery at least once a year.

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized as an operating expense in the in income statement..

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.10 Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of exchange. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at fair value on the acquisition date.

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired and liabilities assumed, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the income statement.

2.11 Income taxes and social contribution

The statutory rates applicable for federal income taxes and social contribution are 15% plus an additional 10% over R$ 240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on the accrual basis.

Deferred taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The amount of deferred income tax assets is reviewed at each reporting date and reduced by any amount that is no longer recoverable through future estimated taxable income. Deferred tax assets and liabilities are calculated using the tax rates applicable to taxable income in years in which these temporary differences should be realized based on tax rates that have been enacted at the reporting date.

2.12 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. If the effect of the time value of money is material, provisions are discounted using the discount rate that reflects specific risks for the liability, when appropriate. When discounted, the increase in the provision due to the passage of time is recognized as a finance expense.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.13 Financial Instruments

Financial instruments are initially recorded at fair value plus transaction costs directly attributable to their acquisition or issue. Their subsequent measurement takes place on each balance sheet date pursuant to rules for each class of assets: (i) financial assets and liabilities measured at fair value through profit or loss, (ii) held to maturity, (iii) loans and receivables and (iv) available-for-sale.

The Company uses derivative financial instruments, primarily future foreign exchange contracts, to hedge its exchange rate exposure. Derivative financial instruments are remeasured at their fair value on each reporting date. Derivatives are accounted for as financial assets when their fair value shows a gain or as financial liabilities when their fair value shows a loss. The Company elected not to apply hedge accounting as defined in IAS39.

Loans and borrowings are initially recorded at fair value, net of transaction costs incurred and subsequently measured at amortized cost using the effective interest rate method.

2.14 Lease agreements

Leases for which significant portions of risks and property rights are retained by the Company are classified as operating leases. Payments made on operating lease contracts are recorded in the income statement on a straight line basis for the duration of contracts.

2.15 Operating Segments

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since all decisions are made on the basis of consolidated reports, all services are provided using the same cable network, there are no managers responsible for any specific element of the business, and all decisions relating to strategic planning, finance, purchasing, investment and liquidity application are made on a consolidated basis, the Company has concluded it has a single reportable segment.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.16 Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a) Deferred income taxes

The amount of deferred income tax assets is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

Valuation allowances are established when management determines it is more likely than not that deferred tax assets will not be realized.

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, as described in Note 4, the Company entered into certain business combinations. Under IFRS 3, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities,valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities. The valuation assumptions include estimates of discounted cash flow and discount rates. Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.16 Significant accounting judgments, estimates and assumptions - Continued

c) Test of impairment of non-financial assets

Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when indicators of impairment exist. Recoverable amounts are determined based on value-in-use calculations, using discounted cash flow assumptions established by management. These calculations require the use of estimates and use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed. See Note 16.

d) Provisions

The Company records provisions that involve considerable exercise of judgment by management in estimating tax contingencies and civil liability and labor claims that may be liable for payment in future years as a result of tax inspections by tax authorities. The Company is also subject to various claims, legal, civil and labor proceedings covering a wide range of issues that arise from the ordinary course of business.

The Company records these liabilities when it determines, based on the opinion of its legal advisors, that losses are probable and can be reasonably estimated. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections or additional exposures identified based on new issues or court rulings. Actual results may differ from estimates.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.17 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data)

Certain new IASB accounting procedures and IFRIC interpretations have been published and/or reviewed and their adoption is optional or mandatory for the financial year starting January 1, 2010.

The IASB and the IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements.

Management of the Company does not currently anticipate that the adoption of these standards and interpretations will have a material impact on the Company’s financial statements in the period of initial application.

IAS 24 Disclosure Requirements for Government-Related Entities and Definition of a Related Party

The revised version of IAS 24 simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party. The revised standard addresses concerns that the previous disclosure requirements and definition of a ‘related party’ were too complex and difficult to apply in practice, particularly in environments where government control is pervasive, by providing a partial exemption for government-related entities and a revised definition of a related party. This amendment was issued in November 2009 and is effective for financial years beginning on or after January 1, 2011. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IAS 27 Consolidated and Separate Financial Statements (revised)

In January 2008, the IASB issued an amended version of IAS 27 ‘Consolidated and Separate Financial Statements’. This requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Such transactions will no longer result in goodwill or gains or losses. When control is lost, any remaining interest in the entity is remeasured to fair value and a gain or loss recognized. The amendment is effective for annual periods beginning on or after July1, 2009 and is to be applied retrospectively, with certain exceptions. The Company plans to adopt the new requirement with effect from January1, 2010 and does not expect it will have an impact on the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.17 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data) - Continued

IAS 32 Classification of Rights Issues

In October 2009, the IASB issued an amendment to IAS 32 on the classification of rights issues. For rights issues offered for a fixed amount of foreign currency, current practice requires such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all of an entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is effective for financial years beginning on or after February 1, 2010. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

This amendment was issued in July 2008 and is effective for financial years beginning on or after July 1, 2009. The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The Company plans to adopt the new requirement with effect from January 1, 2010 and does not expect it will have an impact on the consolidated financial statements.

IFRS 2 Share-based Payment: Group Cash-settled Share-based Payment Transactions

In June 2009, the IASB issued an amendment to IFRS 2 that clarified the scope and the accounting for group cash-settled share-based payment transactions. This amendment is effective for financial years beginning on or after January 1, 2010. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IFRS 1 Additional Exemptions for First-Time Adopters

The amendments to IFRS 1 address the retrospective application of IFRSs to particular situations and are aimed at ensuring that entities applying IFRSs will not face undue cost or effort in the transition process. The amendments exempt entities using the full cost method from retrospective application of IFRSs for oil and gas assets and exempt entities with existing lease contracts from reassessing the classification of those contracts in accordance with IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ when the application of their national accounting requirements produced the same result. This amendment was issued in July 2009 and is effective for financial years beginning on or after January 1, 2010. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.17 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data) - Continued

IFRS 3 Business Combinations (revised)

In January 2008, the IASB issued a revised version of IFRS 3 ‘Business Combinations’. The revised standard still requires the purchase method of accounting to be applied to business combinations but will introduce some changes to existing accounting treatment. For example, contingent consideration is measured at fair value at the date of acquisition and subsequently remeasured to fair value with changes recognized in profit or loss. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs are expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after July 1, 2009 and the Company to adopt it with effect from January 1, 2010. The Company has not yet completed its evaluation of the effect of adopting this interpretation.

IFRS 9 Financial Instruments – Classification and Measurement

IFRS 9 Financial Instruments completes the first part of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simple approach to determine whether a financial asset is measured at amortized cost or fair value. The new approach is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The standard also requires a single impairment method to be used. This standard is effective for financial years beginning on or after January 1, 2013. The Company has not yet completed its evaluation of the effect of adopting this interpretation.

IFRIC 14 Prepayments of a Minimum Funding Requirement

This amendment is to remedy an unintended consequence of IFRIC 14. The amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. This amendment is effective for financial years beginning on or after January 1, 2011. This amendment will not have an impact on the Company’s consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.17 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data) - Continued

IFRIC 17 Distributions of Non-cash Assets to Owners

This interpretation is effective for annual periods beginning on or after July 1, 2009 with early application permitted. It provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability. The Company does not expect IFRIC 17 to have an impact on the consolidated financial statements as the Company has not made non-cash distributions to shareholders in the past. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IFRIC 18 Transfer of Assets from Customers

IFRIC 18 was issued in January 2009 and is effective prospectively from July 1, 2009. This interpretation clarifies the treatment of IFRS, particularly IAS 18 'Revenue' for agreements in which an entity receives an item of property, plant and equipment from a customer to connect to an ongoing supply of goods and services. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 was issued in November 2009 and is effective prospectively from July 1, 2010. This interpretation clarifies the requirements of International Financial Reporting Standards when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

There are no other standards and interpretations in issue but not yet adopted that Management anticipate will have a material effect on the reported income or net assets of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3. Transition to IFRS

3.1 Rationale for transition to IFRS

3.1.1 Application of IFRS 1

For all periods up to and including the year ended December 31, 2008, the Company prepared its financial statements in accordance with accounting practices adopted in Brazil, additional rules of the Brazilian Securities Commission (CVM), technical pronouncements of the Accounting Pronouncements Committee and provisions of the Law of Corporations (BRGAAP). Consolidated financial statements for the year ended December 31, 2009 are the first submitted by the Company in accordance with IFRS. The Company compiled its opening balance sheet for the transition date of January 1, 2008. The reporting period for these financial statements is December 31, 2009.

In compiling its consolidated balance sheet at the transition date in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain optional exemptions for the full retrospective application of IFRS.

3.1.2 – Exemptions from full retrospective application

The Company adopted the use of the following optional exemptions from full retrospective application:

a) Business combinations: IFRS 3 Business Combinations has not been applied to acquisitions made before June 2007, the date of acquisition of Vivax Ltda. The acquisition of Vivax Ltda. and other business combinations following this date have been accounted for in accordance with IFRS 3.

b) Financial instruments: the Company opted to classify and value its financial instruments under IAS 32 and IAS 39 on the IFRS transition date with no retrospective analyses performed. All financial instruments acquired after the transition date were analyzed and classified at the time of contracting the transactions.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP

3.2.1 – Reconciliation of consolidated balance sheet at 01/01/2008 – transition date

	Note 3.2	BRGAAP	Reclassification	Adjustment	IFRS
ASSETS
Current
Cash and cash equivalents		569,606	-	-	569,606
Trade accounts receivable		132,328	-	-	132,328
Inventories		63,956	-	-	63,956
Receivables from related parties	e	32,718	(24,905)	-	7,813
Deferred taxes	e	73,108	(73,108)	-	-
Recoverable taxes	e	44,848	(43,962)	-	886
Prepaid expenses	e	25,583	(3,510)	-	22,073
Other current assets		12,214	-	-	12,214

Total current assets		954,361	(145,485)	-	808,876

Non-current
Judicial deposits	e	23,326	147,735	-	171,061
Deferred taxes	e	391,066	173,951	140	565,157
Recoverable taxes	e	42,778	-	-	42,778
Prepaid expenses	e	7,387	(5,563)	-	1,824
Other trade receivables	e	1,990	4,298	-	6,288
Investments	a/e	1,830,052	(1,830,052)	-	-
Property and equipment	a/e	1,504,360	136,672	8,501	1,649,533
Intangible assets	a/e	42,494	2,029,553	8,584	2,080,631
Deferred costs	b	288,523	(288,523)	-	-

Total non-current assets		4,131,976	368,071	17,225	4,517,272

Total assets		5,086,337	222,586	17,225	5,326,148

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

3.2.1 – Reconciliation of consolidated balance sheetat 01/01/2008 – transition date – Continued

	Note 3.2	BRGAAP	Reclassification	Adjustment	IFRS
LIABILITIES
Current
Trade accounts payable		187,672	-	-	187,672
Accounts payable - Programming suppliers		121,595	-	-	121,595
Other fiscal obligations	e	73,697	(6,614)	-	67,083
Payroll and related charges		97,087	-	-	97,087
Loans payable	e	24,668	(3,510)	-	21,158
Related parties	e	24,905	(24,905)	-	-
Income taxes and social contribution	e/d	38,568	(36,470)	(877)	1,221
Copyright payable (“ECAD”)	e	29,619	50,495	-	80,114
Other current liabilities	e	13,753	14,612	-	28,365

Total current liabilities		611,564	(6,392)	(877)	604,295

Non-current
Deferred income taxes and social contribution	d	-	151,914	-	151,914
Loans Payable	e	1,099,975	(5,563)	-	1,094,412
Provisions	e	590,372	82,627	-	672,999
Deferred revenues		41,520	-	-	41,520
Other non-current liabilities	c	4,503	-	5,192	9,695

Total non-current liabilities		1,736,370	228,978	5,192	1,970,540

Shareholders’ Equity
Capital stock		5,466,968	-	-	5,466,968
Capital reserves		285,520	-	-	285,520
Accumulated deficit		(3,014,085)	-	12,910	(3,001,175)

Total shareholders’ equity		2,738,403	-	12,910	2,751,313

Total liabilities		5,086,337	222,586	17,225	5,326,148

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

3.2.2 – Reconciliation of profit and loss at – 12/31/2008

		BRGAAP	Ajustes	IFRS

Net Sales		3,690,409	-	3,690,409
Cost of services rendered	c	(2,153,992)	538	(2,153,454)

Gross profit		1,536,417	538	1,536,955

Operating expenses
Selling expenses		(429,545)	-	(429,545)
General and administrative expenses		(515,657)	-	(515,657)
Depreciation and amortization	a	(50,989)	(38,322)	(89,311)
Other net expenses	c	(15,558)	(1,347)	(16,905)

		(1,011,749)	(39,669)	(1,051,418)

Goodwill amortization		(152,158)	152,158	-

		(152,158)	152,158	-

Operating profit		372,510	113,027	485,537

Financial results
Financial expenses		(432,462)	-	(432,462)
Interest Income		113,935	-	113,935

		(318,527)	-	(318,527)

Profit before taxes		53,983	113,027	167,010

Income taxes and social contribution	d	(148,989)	2,233	(146,756)

Profit (loss) for the year		(95,006)	115,260	20,254

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

3.2.3 – Reconciliation of consolidated balance sheet at 12/31/2008 – transition date

	Note 3.2	BRGAAP	Reclassification	Adjustment	IFRS
ASSETS
Current
Cash and cash equivalents		736,880	-	-	736,880
Trade accounts receivable		166,105	-	-	166,105
Inventories		61,757	-	-	61,757
Receivables from related parties		17,356	-	-	17,356
Deferred taxes	e	57,480	(57,480)	-	-
Recoverable taxes	e	100,357	(96,951)	-	3,406
Prepaid expenses		24,381	-	-	24,381
Other receivables		12,794	-	-	12,794

Total current assets		1,177,110	(154,431)	-	1,022,679

Non-current
Judicial deposits	e	22,337	88,585	-	110,922
Deferred taxes	e	338,923	158,322	(373)	496,872
Recoverable taxes		50,302	-	-	50,302
Prepaid expenses		865	-	-	865
Other trade receivables		3,689	3,163	-	6,852
Investments	a/e	3,163	(3,163)	-	-
Property and equipment	a/e	2,280,421	(83,164)	40,424	2,237,681
Intangible assets	a/e	2,201,315	143,545	124,897	2,469,757
Deferred costs	b	8,430	(8,430)	-	-

Total non-current assets		4,909,445	298,858	164,948	5,373,251

Total assets		6,086,555	144,427	164,948	6,395,930

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

3.2.3 – Reconciliation of consolidated balance sheet at 12/31/2008 – transition date – Continued

	Note 3.2	BRGAAP	Reclassification	Adjustment	IFRS
LIABILITIES
Current
Trade accounts payable		298,351	31,412	-	329,763
Accounts payable - Programming suppliers		148,419	-	-	148,419

Other fiscal obligations	e	110,226	(18,393)	-	91,833
Payroll and related charges		160,673	-	-	160,673
Loans Payable		58,331	-	-	58,331
Income taxes and social contribution	d	82,589	(78,558)	-	4,031
Copyright payable (“ECAD”)	e	44,441	10,410	-	54,851
Accounts payable – business acquisitions		58,491	-	-	58,491
Other accounts payable	e	26,079	(14,397)	-	11,682

Total current liabilities		987,600	(69,526)	-	918,074

Non-current
Deferred income taxes and social contribution	d	-	152,794	32,362	185,156
Loans payable		1,701,485	-	-	1,701,485
Provisions	e	634,776	61,159	-	695,935
Deferred revenues		93,912	-	-	93,912
Other non-current liabilities	c	25,385	-	4,416	29,801

Total non-current liabilities		2,455,558	213,953	36,778	2,706,289

Shareholders’ equity
Capital Stock		5,540,346	-	-	5,540,346
Capital Reserves		212,142	-	-	212,142
Accumulated deficit		(3,109,091)	-	128,170	(2,980,921)

Total shareholders’ equity		2,643,397	-	128,170	2,771,567

Total liabilities		6,086,555	144,427	164,948	6,395,930

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

Description of principal differences between BRGAAP and IFRS that affect the company's financial statements:

a) Business combinations: Under IFRS3, the cost of a business combination must be measured at fair value on date of acquisition. On the acquisition date, the acquiring entity must allocate the acquisition cost (including direct costs of the transaction) and recognize identified assets acquired and liabilities assumed at fair value.

Under BRGAAP, goodwill is calculated as the difference between the purchase price and net equity of the acquired entity. The fair value approach is not used. Goodwill is generally attributed to higher value of assets (usually property and equipment), which is embedded in the value thereof, and is amortized over the remaining life of the asset, or future profitability. Goodwill is not amortized under IFRS.

The adjustment recorded primarily reflects the recognition of intangible assets in connection with the acquisition of Vivax, Net Jundiaí and the BIGTV Companies that were not recognized under BRGAAP, and reversal of the amortization of goodwill recorded under BR GAAP.

b) Deferred costs: Under IFRS, pre-operating expenses are not covered by the definition of an intangible asset and are expensed as incurred. Costs relating to an internally generated intangible asset are not capitalized unless they are development costs meeting the specific criteria in IAS 38.

Under BRGAAP, prior to 2008, pre-operating expenses were capitalized as deferred costs. Under CPC 13 on Initial Adoption of Law No. 11638/07 the Company elected to maintain the balances recognized as deferred assets until fully amortized, subject to impairment evaluation. As of January 1, 2008, pre-operating expenses are no longer recognized as intangible assets under BRGAAP and expensed as incurred.

c) Deferral of incentives received from programming suppliers:
The Company receives revenues from programming content suppliers to compensate the Company for marketing activities focused on building the customer base. Under IFRS these amounts are deferred and amortized to income over the period of the related contracts. Under BRGAAP, these incentives were recognized as income when received.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

d) Income taxes and social contribution:
Deferred income taxes have been recorded on temporary differences related to differences between BR GAAP and IFRS using the criteria set out in Note 2.12.

e) Reclassifications: Under IFRS the following reclassifications to the consolidated financial statements are also required:

- Judicial deposits are included in non-current assets and not offset against the related provision;
- Transactions between related parties are presented on a net basis;
- Recoverable taxes and taxes payable are presented on a net basis;
- Borrowings are presented net of issuance costs incurred ;
- Cost of residential installations and projects are reclassified from deferred costs to property and equipment;
- Cost of software is reclassified from property and equipment to intangible assets;
- Deferred income tax assets and liabilities are classified as long-term;
- Goodwill related to acquisitions is reclassified from investments to intangible assets.
- Deferred assets is reclassified to property and equipment;
- Investments (others) is reclassified to others trade accounts receivables.

4. Business combinations

Transactions - 2009 - Acquisition of ESC 90

On June 30, 2009, the Company concluded its acquisition of 100% of the shares of ESC 90 Telecomunicações Ltda. (ESC 90), a major cable-TV and broadband service provider in the cities of Victoria and Vila Velha, State of Espírito Santo. The cash purchase price of R$ 97,943 (net of cash acquired) exceeded the fair value of assets acquired and liabilities assumed by R$ 41,384, resulting in goodwill which will be deductible for tax purposes. Management believes the benefits of the transaction include the potential to grow pay-TV revenues by offering more attractive content to ESC 90 customers, launch the digital TV platform, and strengthen the broadband Internet platform in the market covered by ESC 90. Management also believes there will be medium-term benefits in terms of cost savings arising from operational and financial synergy, and the Company’s competitive position in the market will be improved.

The acquisition has been accounted for using the purchase method and the financial statements and operational earnings of ESC 90 have been consolidated in the Company’s consolidated financial statements as of June 30, 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

4. Business combinations - Continued

The fair value of assets acquired and liabilities assumed is as follows:

Fair Value on
acquisition date

Assets
Property and equipment	40,475
Intangibles:
Customers relationship - subscribers	8,248
Customer relationships - telecommunication	6,895
Licenses	30,931
Other assets	8,641

Total assets acquired	95,190

Liabilities
Provisions	(18,036)
Other liabilities	(5,961)
Deferred income	(14,634)

Total liabilities assumed	(38,631)

Net assets acquired	56,559
Purchase price, net of cash acquired	97,943

Goodwill	41,384

Transactions - 2008 - Acquisition of BIGTV

On December 29, 2008, the Company acquired for R$ 372,508 cash, net of cash acquired, 100% of the outstanding shares and quotas with voting rights, of 614 Telecomunicações Ltda. and its subsidiaries which have operations in the Pay-TV and Broadband Internet market under the “BIGTV” brand (“BIGTV Companies”). The transaction resulted in the recognition of goodwill in the amount of R$ 278,098. The Company incurred other acquisition costs of R$ 5,589, which are included in the purchase price.

The acquisition has been accounted for using the purchase method and the financial statements and operational earnings of BIGTV Companies have been consolidated in the Company’s consolidated financial statements as of December 29, 2008.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

4. Business Combinations – Continued

BIGTV Companies are Pay-TV and broadband Internet service providers in Brazil, which have operations in 12 cities, in the States of São Paulo (Guarulhos, Valinhos, Botucatu, Jaú, Sertãozinho and Marília), Paraná (Ponta Grossa, Cascavel, Cianorte and Guarapuava), Alagoas (Maceió) and Paraíba (João Pessoa). The acquisition of BIGTV Companies will allow the Company to increase its operational geographical area in the most prosperous areas of the country. Management believes the benefits of the transaction include the opportunity to increase the pay TV revenues by offering content at attractive terms, launching its digital platform in markets covered by BIGTV Companies and strengthening its broadband platform in important markets in the states served by BIGTV Companies. Management also believes the Company will benefit over the medium-term through cost reductions and operational and financial synergies and the acquisition will improve its competitive position among current and future competitors.

The fair value of assets acquired and liabilities assumed is as follows:

Fair value on
acquisition date
Assets
Property and equipment	87,180
Intangibles
Customer relationships	16,223
Licenses	94,602
Other assets	8,427

Total assets acquired	206,432

Liabilities
Tax installment plan	(1,756)
Provisions	(36,053)
Other liabilities	(27,945)
Deferred income	(46,268)

Total liabilities assumed	(112,022)

Net assets acquired	94,410

Purchase price net of cash acquired	372,508

Goodwill	278,098

Revenues and net income of the acquired company in the period prior to the acquisition dates are not shown as these amounts are not material to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

5. Net Sales

Net sales revenues for the period are as follows:

	12/31/2009	12/31/2008

Gross sales revenue	6,070,401	4,852,755
Taxes on sales	(1,094,667)	(879,690)
Discounts and cancellations	(362,345)	(282,656)

Net Sales	4,613,389	3,690,409

Taxes levied on sales consist primarily of ICMS state value added tax (Pay TV 10%, broadband 25%), ISS municipal taxes on services (5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.65%), and FUST (1%) and FUNTEL (0.5%) taxes.

All revenues are generated in Brazil.

6. Cost of services rendered

Cost of services rendered for the period is as follows:

	12/31/2009	12/31/2008

Programming costs	1,037,368	849,006
Materials and maintenance	53,488	44,531
Personnel	319,857	224,539
Pole rental	78,629	55,124
Depreciation	496,183	322,700
Amortization	18,713	81,357
Programming guide	12,976	13,782
Third party service	335,984	240,378
Network electrical power	39,072	34,288
Vehicles	30,095	22,892
Telecommunications	295,350	205,381
Copyrights – ECAD	41,175	29,772
Sales commission	1,714	1,548
Lease of ducts	7,434	7,012
Other	21,774	21,144

	2,789,812	2,153,454

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

7. Finance results

	12/31/2009	12/31/2008

Income:
Interest on cash and cash equivalents	54,027	89,980
Interest and fines on late monthly payments	25,951	18,843
Interest on tax credits	3,143	3,065
Discounts obtained	181	599
Interest on prepaid right for use	3,779	-
Other	5,698	1,448

	92,779	113,935

Expense:
Interest on third party borrowings	(179,355)	(157,474)
Interest on related parties borrowings	(11,270)	(4,151)
Foreign exchange losses on loans	195,831	(236,281)
Financial charges on provisions	(12,838)	(8,360)
Reversal of provision for PIS/COFINS ( Note 22)	124,269	-
Earnings (losses) on derivatives	(97,345)	4,977
IOF tax on intercompany transactions	(11,185)	5,490
PIS and COFINS taxes on interest income	(10,870)	(9,370)
Interest on supplier balances and taxes due	(4,808)	(976)
Discounts extended	(9,892)	(2,930)
Monetary and exchange-rate variations on programming liabilities	2,599	(3,827)
Other	(12,471)	(19,560)

	(27,335)	(432,462)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

8. Expenses by nature

The Company elected to present its consolidated income statement by function. The table below shows details by nature:

	12/31/2009	12/31/2008

Program scheduling costs	(1,037,368)	(849,006)
Other costs	(581,707)	(435,472)
Third party service	(635,339)	(492,295)
Depreciation and amortization	(618,748)	(493,368)
Expenses with personnel	(651,203)	(531,773)
Other expenses	(465,555)	(402,958)

	(3,989,920)	(3,204,872)

Classified as:
Cost of services sold	(2,789,812)	(2,153,454)
Selling expenses	(505,063)	(429,545)
General and administrative expenses	(634,656)	(604,968)
Other expenses	(60,389)	(16,905)

	(3,989,920)	(3,204,872)

9. Cash and cash equivalents

	12/31/2009	12/31/2008	01/01/2008

Cash and banks	138,994	124,789	61,729
Banking deposit certificates	98,106	252,901	4,449
Fixed-income investment funds	778,505	359,190	503,428

	1,015,605	736,880	569,606

Bank deposit certificates (CDBs) earn an average of 101.5% of the CDI interbank rate (9.84% in 2009). CDBs are issued by first-line banks with daily liquidity, guaranteed buyback, floating interest rates based on the CDI rate, have daily valuation, are registered with the CETIP clearing corporation and have immediate and total access.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds which have immediate and total access.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

10. Trade accounts receivable

	12/31/2009	12/31/2008	01/01/2008

Trade accounts receivable	306,123	204,068	162,092
(-) Provision for doubtful accounts	(42,171)	(37,963)	(29,764)

	263,952	166,105	132,328

Due dates of the receivables are as follows:

	12/31/2009	12/31/2008	01/01/2008

Due	160,826	92,968	81,164

Overdue:
Up to 30 days	83,256	59,512	37,911
31 – 60 days	15,288	11,562	11,095
61 – 90 days	12,060	8,347	7,926
91- 180 days	34,693	31,679	23,996

	306,123	204,068	162,092

The average term for receipt of subscriptions receivable is approximately 30 days. The provision for doubtful accounts is principally comprised of amounts overdue from 90 to 180 days. Overdue amounts of over 180 days are written off.

Provision for doubtful accounts is shown below:

At January 1, 2008	(29,764)
Expense for the year	(40,310)
Utilized	32,111

At December 31, 2008	(37,963)
Expense for the year	(41,053)
Utilized	36,845

At December 31, 2009	(42,171)

11. Inventories

	12/31/2009	12/31/2008	01/01/2008

Material for maintenance of networks	24,479	28,747	34,910
Material for technical assistance	34,284	33,010	29,046

	58,763	61,757	63,956

In the period ended December 31, 2009, R$ 53,488 spent on materials for maintenance and technical assistance were recorded in expense (R$ 44,531 in 2008).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

12. Judicial Deposits

The Company has judicial deposits related to labor, civil, tax and social security claims as shown below:

Judicial deposits	12/31/2009	12/31/2008	01/01/2008

Labor	9,409	9,156	10,965
Civil	1,638	978	1,952
Lease of poles and ducts	22,871	17,040	14,637
Copyrights - ECAD	20,459	15,374	54,718
Tax	16,733	64,709	85,290
Social Security	3,499	3,665	3,499

	74,609	110,922	171,061

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company challenged the rate of 12% and made judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. However, in November 2009 a judicial decision was made in favor of the State resulting in the release of R$50,869 from the related judicial deposit in favor of the State.

13. Income Taxes and Social Contribution

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	12/31/2009	12/31/2008

Current income tax expenses	(111,561)	(81,215)

Deferred income tax on:
Temporary differences	203,834	(751)
Tax losses and negative tax basis of social contribution	(30,986)	(1,398)
Goodwill	(29,489)	(76,157)
Property, equipment and intangible	16,091	13,204
Other	(854)	(439)

Total deferred tax income	158,596	(65,541)

Total income tax benefit (expenses)	47,035	(146,756)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

13. Income Taxes and Social Contribution - Continued

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2009 and 2008. The amounts reported as income tax expense in the consolidated statements of comprehensive income are reconciled to the statutory rates as follows:

	2009	2008

Profit before income taxes and social contribution	688,913	167,010

Income taxes and social contribution at the nominal rate of 34%
	(234,230)	(56,783)

(Additions) / exclusions:

Income taxes and social contribution on permanently nondeductible expenses	(9,297)	(21,472)

Reduction in non deductible provisions	(8,666)	(28,655)
Expenses and income taxed on a cash basis	-	2,356
Amortization of goodwill	36,777	(26,463)

Other reconciling items:
Recognition of deferred income taxes and social contribution on tax losses and negative base
from prior years	872	5,479
Unrecorded current year tax losses	(46,931)	(87,214)
Offsetting of tax losses and negative basis for social contribution taxes, for which deferred tax
asset was not recognized in previous years	47,352	24,326
Recognition of deferred income taxes and social contribution on temporary differences, including
temporary differences originating from previous years	256,959	40,663
Other	4,199	1,007

Income taxes and social contribution for the period	47,035	(146,756)

Effective rate	6.83%	(87.87%)

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income.

Deferred tax assets are recognized on tax losses and negative calculation bases for the social contribution taxes are supported by projections of taxable income based on technical feasibility studies. These studies consider the history of profitability of the Company and its subsidiaries and the prospect of maintaining current profitability in the future as the basis for estimated recovery of credits within a period of not more than 10 years. The remaining deferred tax assets, which are based on temporary differences, mainly tax contingencies and provisions for losses, were recognized based on expectations for their realization.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

14. Deferred and recoverable taxes

	12/31/2009	12/31/2008	01/01/2008

Recoverable taxes:
Income tax withheld at source	30,359	26,577	16,661
Recoverable federal taxes	43,479	26,066	24,982
Other	842	1,065	2,021

	74,680	53,708	43,664

Current	3,624	3,406	886
Non-current	71,056	50,302	42,778

Deferred taxes:
Assets
Income tax:
Tax loss carryforwards	241,041	266,085	266,243
Temporary differences
Provisions	100,940	2,295	6,501
Provision for doubtful accounts	8,890	2,855	2,958
Profit share plan	25,364	6,655	3,891
Currency exchange and derivative losses	11,024	-	-
Property, equipment, inventories and
trade payables	20,870	5,390	4,920
Goodwill on business combinations	61,689	73,874	74,251

	228,777	91,069	92,521
Social contribution:
Tax loss carryforwards	89,628	98,413	99,650
Temporary differences
Provisions	36,338	826	2,340
Provision for doubtful accounts	3,201	1,028	1,065
Profit share plan	9,131	2,396	1,401
Currency exchange and derivative
losses	3,968	-	-

Property, equipment, inventories and
trade payables	7,513	1,958	1,079
Goodwill on business combinations	22,208	26,595	26,730

	82,359	32,803	32,615

	171,987	131,216	132,265

	641,805	488,370	491,029

Tax credits resulting from goodwill in the
merger of Globotel (See Note 23)	2,131	8,502	74,128

	643,936	496,872	565,157

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

14. Deferred and recoverable taxes - Continued

Income taxes:
Temporary differences
Intangible	136,487	139,833	123,502
Property and equipment	(2,096)	(4,371)	(12,352)
Other	760	682	551

	135,151	136,144	111,701

Social Contribution:
Temporary differences
Intangible	49,135	50,340	44,461
Property and equipment	(754)	(1,573)	(4,447)
Other	273	245	199

	48,654	49,012	40,213

	183,805	185,156	151,914

Rollforward of deferred tax assets	Tax loss
	carryforwards
	and negative	Temporary
	basis	differences	Total

Balance on January 01, 2008	365,893	125,136	491,029
Additions	6,019	35,369	41,388
Reductions	(7,414)	(36,633)	(44,047)

Balance on December 31, 2008	364,498	123,872	488,370
Additions	-	378,998	378,998
Reductions	(33,829)	(191,734)	(225,563)

Balance on December 31, 2009	330,669	311,136	641,805

During 2009 the Company merged with several profitable subsidiaries. Therefore, supported by projected future taxable income arising from operating activities of these subsidiaries, the Company recognized deferred tax assets on its tax losses, negative calculation base for social contribution and temporary differences, based on expected recovery of tax credits. The impact in 2009 was not material.

The estimated realization of deferred tax assets is determined based on the projection of future taxable income as follows:

2010	196,437
2011	62,140
2012	105,450
2013	60,619
2014 to 2019	217,159

641,805

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

14. Deferred and recoverable taxes – Continued

The estimates for recovery of deferred tax assets are based on the projections of taxable income considering several financial and business assumptions prevailing at December 31, 2009. Consequently, these estimates may not realize in the future as expected due to the uncertainties inherent in these forecasts.

The Company has not recognized as assets the tax benefits related to tax losses, the negative base and the temporary differences of certain subsidiaries, which are expected to be merged into the parent company, Net Serviços de Comunicação S.A., in accordance with the Company's corporate restructuring plan.

The Company has tax loss carryforwards and negative basis of social contribution to offset 30% of annual taxable income, without expiration, for the following amounts:

	12/31/2009			12/31/2008			01/01/2008

	Income	Social		Income	Social		Income	Social
	Tax	Contribution	Total	Tax	Contribution	Total	Tax	Contribution	Total

Gross amounts	3,074,644	3,741,608	-	3,616,531	4,197,964	-	3,420,023	3,900,974	-
Tax credit (25% / 9%)	768,661	336,745	1,105,406	904,133	377,817	1,281,950	855,006	351,088	1,206,094
Recognized tax credit	(241,041)	(89,628)	(330,669)	(266,085)	(98,413)	(364,498)	(266,243)	(99,650)	(365,893)

Non-recognized tax credit	527,620	247,117	774,737	638,048	279,404	917,452	588,763	251,438	840,201

During the year ended December 31, 2009, the Company realized tax benefits of R$ 6,372 (R$ 65,625 on December 31,2008) against taxable income.

Management estimates it will amortize the remaining balance of goodwill of R$ 2,131 in fiscal 2010.

Rollforward of deferred tax liabilities
Temporary
differences

Balance on January 01, 2008	151,914
Additions	46,268
Reductions	(13,026)

Balance on December 31, 2008	185,156
Additions	14,634
Reductions	(15,985)

Balance on December 31, 2009	183,805

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

15. Property and Equipment

		Software and		Furniture				Land
Cost		computer	Machinery and	and	Facilities and			and
	Network	equipment	equipment	fixtures	improvements	Vehicles	Tools	other	Total

Balances on January 01, 2008
	3,742,598	91,236	38,166	22,014	60,023	3,736	23,278	4,369	3,985,420
Additions - purchase	858,996	22,160	3,711	4,413	12,000	571	10,338	-	912,189
Additions - acquisitions of companies	78,735	591	845	533	4,128	1,086	32	245	86,195
Transfers	2,677	631	-	-	-	-	-	(16)	3,292
Write- offs	(21,771)	(2,147)	(80)	(101)	-	(358)	(196)	(58)	(24,711)

Balances on December 31,
2008	4,661,235	112,471	42,642	26,859	76,151	5,035	33,452	4,540	4,962,385
Additions - purchase	982,325	21,467	1,345	1,798	7,804	405	7,350	918	1,023,412
Additions - acquisitions of companies	32,136	692	68	220	8	115	210	-	33,449
Transfers	(42,506)	(1,582)	(346)	(435)	(3)	(462)	(88)	(47)	(45,469)

Balances on December 31,
2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777

Accumulated depreciation

Depreciation rate per annum (%)	8.33 a 20	20 a 33.33	10	10	4 a 25	20	20	-

Balances on January 01, 2008	(2,176,666)	(69,262)	(26,321)	(14,248)	(35,047)	(3,185)	(11,158)	-	(2,335,887)
Additions – purchase	(388,772)	(13,709)	(2,446)	(1,751)	(3,064)	(193)	(4,095)	-	(414,030)
Transfers	(2,678)	(631)	-	-	-	-	-	-	(3,309)
Write- offs	25,912	2,117	80	100	-	205	108	-	28,522

Balances on December 31,
2008	(2,542,204)	(81,485)	(28,687)	(15,899)	(38,111)	(3,173)	(15,145)	-	(2,724,704)
Additions – purchase	(487,042)	(15,341)	(3,214)	(2,062)	(4,213)	(1,062)	(5,957)	-	(518,891)
Transfers	1,505	286	(197)	(13)	(1,454)	(101)	506	502	1,034
Write- offs	33,267	1,624	197	255	-	393	85	-	35,821

Balances on December 31,
2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)

Net book value at January 01,
2008	1,565,932	21,974	11,845	7,766	24,976	551	12,120	4,369	1,649,533

Net book value at December 31,
2008	2,119,031	30,986	13,955	10,960	38,040	1,862	18,307	4,540	2,237,681

Net book value at December 31,
2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037

On December 31, 2009, because of certain civil liability actions and labor law claims against the Company, R$ 3,265 (R$ 3,794 on December 31, 2008) from property and equipment were provided as a guarantee.

During the year ended December 31, 2009, the Company transferred items in the amount of R$ 35,061 (2008 -- R$ 36,106) from inventories to property and equipment.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

16. Intangible Assets

	Indefinite useful life			Finite useful life

				Customer
Cost	Goodwill	Licenses	Software	Portfolio	Other	Total

Balances on January 01, 2008	1,626,708	313,193	282,252	273,000	8,107	2,503,260
Additions	276,855	94,602	80,100	16,223	-	467,780
Additions - acquisitions of companies	-	-	65	-	-	65
Write- offs	-	-	(201)	-	-	(201)

Balances on December 31, 2008	1,903,563	407,795	362,216	289,223	8,107	2,970,904
Additions	25,053	30,931	69,760	15,144	-	140,888
Additions - acquisitions of companies	-	-	64	-	-	64
Transfers	-	-	(1,165)	-	-	(1,165)

Balances on December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691

Accrued amortization

Amortization rate per annum (%)			20	16.67

Balances on January 01, 2008	(178,742)	(1,806)	(194,325)	(44,095)	(3,661)	(422,629)
Additions	-	-	(31,614)	(45,500)	(1,549)	(78,663)
Write-offs	-	-	145	-	-	145

Balances on December 31, 2008	(178,742)	(1,806)	(225,794)	(89,595)	(5,210)	(501,147)
Additions	-	-	(35,183)	(49,466)	(1,634)	(86,283)
Transfers	-	-	(93)	-	-	(93)

Balances on December 31, 2009	(178,742)	(1,806)	(261,070)	(139,061)	(6,844)	(587,523)

Net book value at January 01, 2008	1,447,966	311,387	87,927	228,905	4,446	2,080,631

Net book value at December 31, 2008	1,724,821	405,989	136,422	199,628	2,897	2,469,757

Net book value at December 31, 2009	1,749,874	436,920	169,805	165,306	1,263	2,523,168

The Company records goodwill arising from the excess of the acquisition price over the fair value of net assets acquired, determined on the acquisition date.

The licenses to operate the subscription pay TV services in specified areas are granted by ANATEL. These licenses are granted for a finite period of time and are renewable provided the agreed level of services is performed and the Company complies with the applicable rules. As the Company intends to renew these licenses, they are considered as having an indefinite useful life.

The Company tests its goodwill for impairment annually on the basis of its value in use using the discounted cash flow model on the lowest appropriate cash generating unit. The Company operates in a single segment and has a single cash generating unit since it uses a single cable system to provide all of its services to its customers and all decisions are taken are based on consolidated financial and operating data.

16. Intangible – Continued

The process of evaluating the value in use includes the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions of cash flow and growth rate projections are based on the Company’s annual budget and long-term business plan approved by the Administrative Board, as well as on comparable market data, which represent management’s best estimate of economic conditions of the cash generating unit.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

Key assumptions for the value in use estimate, to which asset recovery is more sensitive, are described below:

• Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2010 – 2014, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and telephone.

• Costs and operating expenses – The costs and expenses were projected on the basis of the Company’s historical performance, and expense growth was projected in line with the growth of the connected homes base taking into account the expected volume of new sales and installations.

• Capital investments – Investments in property and equipment were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and technological changes needed to enable the continuous offer of value-added multiservice to the base of connected households.

Key assumptions were made on the basis of the Company’s historical performance and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the management and the board of directors.

Consistent with standard valuation techniques, evaluation of value in use was made for a 5-year period and thereafter takes into account the potential for the company to operate for an indeterminate period. Income growth rates applied are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The nominal growth rate used to extrapolate the projections beyond the 5-year period was 4% per annum.

Estimated future cash flows were discounted at a single discount rate of fifteen per cent in this period. As a result of the impairment testing, management has concluded there has been no impairment of the values of the Company’s intangible assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

17. Trade Accounts Payable

	12/31/2009	12/31/2008	01/01/2008

Domestic suppliers	292,994	248,421	162,143
Foreign suppliers	34,721	81,342	25,529

	327,715	329,763	187,672

18. Accounts Payable -- Programming Suppliers

Description	12/31/2009	12/31/2008	01/01/2008

Related parties
Net Brasil S.A.	60,903	87,669	72,166
Globosat Programadora Ltda.	8,796	10,463	6,389

	69,699	98,132	78,555

Third parties	54,903	50,287	43,040

	124,602	148,419	121,595

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

The table below shows programming and related costs incurred:

	Operating income

	Content		Programming guide		Sales commission		Total

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Related parties
Net Brasil S.A.	(673,744)	(541,687)	-	-	(1,714)	(1,548)	(675,458)	(543,235)
Globosat Programadora
Ltda.	(9,227)	(24,472)	-	-	-	-	(9,227)	(24,472)
Editora Globo S.A.	-	-	(11,504)	(12,835)	-	-	(11,504)	(12,835)

Third parties	(354,397)	(282,847)	(1,472)	(947)	-	-	(355,869)	(283,794)

	(1,037,368)	(849,006)	(12,976)	(13,782)	(1,714)	(1,548)	(1,052,058)	(864,336)

Net Brasil S.A., a related party, serves as the agent and negotiates with producers and audiovisual programming suppliers for the acquisition of Brazilian content in its own name. The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective programming suppliers continue in full force until the end of their term of validity on November 2015. Additionally, the contracts for the acquisition of existing international program content are negotiated by the Company directly and remain valid until November 2015.

18. Accounts Payable -- Programming Suppliers – Continued

The Company has obtained non exclusive rights from Brasil Distribution LLC to transmit HBO channel programming services throughout Brazil, on both analog (Basic) and digital (Premium) networks. These agreements are valid until January 31, 2010, and May 31, 2011, respectively, and the price level will be annually restated based on the IGP-M price index.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

19. Financial liabilities

			Effective Interest rate p.a.

Local currency	Currency	Nominal Interest rate p.a.	12/31/2009	12/31/2008	12/31/2009	12/31/2008	01/01/2008

Finame	R$	TJLP + 3.15%	9.15%	9.15%	217,438	178,738	98,877
Bank credit notes- Itaú BBA	R$	CDI + 2.55%	11.39%	13.62%	172,704	173,370	172,642

					390,142	352,108	271,519

Foreign currency
Perpetual bond	US$	9.25%	10.57%	10.57%	263,711	351,254	262,583
Global notes 2020	US$	7.50%	8.57%	-	611,450	-	-
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	351,104	472,825	-

					1,226,265	824,079	262,583

			Debentures

			31/12/2009	31/12/2008

Non-convertible debentures			58.000	58.000	582,397	583,629	581,468

Total debt					2,198,804	1,759,816	1,115,570

Current					85,475	58,331	21,158
Non-current					2,113,329	1,701,485	1.094,412

a) Loans payable

FINAME

From 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from FINAME - Government Agency for Machinery and Equipment Financing. In the year ended December 31, 2009, the funds raised in this manner amounted to R$ 83,584 (R$ 93,503 in 2008). These contracts are subject to interest at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% p.a., a five year term, and are collateralized by the assets financed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

Bank credit notes

In connection with the acquisition of Vivax, the Company assumed bank debt in the amount of R$ 220,000. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The facility is now subject to interest at the interbank rate (CDI) plus a spread of 1.2% a year. In 2007, the Company prepaid R$ 50,000 of this debt and committed to pay the remainder of the principal in 2011.

19. Financial liabilities – Continued

a) Loans payable - Continued

On August 31, 2009, the loan was altered and repayments of principal rescheduled from 2011 to 2014, 2015 and 2016. Additionally, finance charges on this loan were altered from "CDI plus a spread of 1.2%" to 2.55% per annum as of August 31, 2009 with no retroactive effect.

In the year ended December 31, 2009, the Company paid interest charges on this loan in the amount of R$ 19,976 (R$ 21,862 on December 31, 2008).

Guaranteed Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$ 350 million, corresponding to R$ 593,425, with maturity on January 27, 2020 and a nominal interest rate of 7.5% p.a. payable semiannually on January 27 and July 27 beginning in 2010.

The securities can be redeemed in full or in part any time prior to January 27, 2015.

Perpetual Notes

On November 28, 2006, the Company issued Guaranteed Perpetual Notes (9.25%) in the amount of US$ 150 million corresponding to R$ 326,966 with indefinite maturity and an annual interest rate of 9.25% paid quarterly. The Notes are guaranteed by all the Company's subsidiaries. Since November 27, 2009, the Company has the option to redeem, in whole but not in part, on the date of any interest payment, 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable.

In the year ended December 31, 2009, the Company paid interest of R$ 27,200 (R$ 25,182 on December 31, 2008) on the perpetual notes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect shareholder of the Company. The borrowing is in the amount of US$200,000 (R$ 319,520), which is repayable in 3 annual installments on June 18, 2017, 2018 and 2019, payable semi-annually, on October 15 and April 15 of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time prior to the fifth anniversary of the Closing Date.

The loan is guaranteed by the Company and its subsidiaries and the proceeds were principally used to finance the BIGTV Companies acquisition and general development of the company.

19. Financial liabilities – Continued

b) Debentures

On December 1st, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of R$ 580,000.

On September 23, 2009, as decided during the Company Debenture Holders’ Meeting, the term of debentures was amended and repayments were rescheduled from December 1, 2013 to June 1, 2015, with annual amortization beginning on June 1, 2012. The following decisions were also approved at the Meeting: (i) beginning October 1, 2009, debenture remuneration will correspond to 100% of the accumulated daily CDI variance plus a spread of 1.6% per annum as compared to remuneration of 0.7% per annum valid until September 30, 2009 and (ii) a payment of R$ 1,760 as a bonus for renewing debentures will be paid on October 1, 2009. The remaining items related to the 6th issue remain unchanged.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

Company Commitments (“Covenants”)

The Company is committed to complying with a number of restrictive covenants related to the outstanding borrowings, the most important of which are:

- Maintenance of the ratio obtained from dividing Net Consolidated Debt by EBITDA, as specified in the debt contract, at less than 2.5;

- Maintenance of the ratio obtained from dividing EBITDA, as specified in the debt contract, by expenses net of consolidated interest, at 1.5 or above.

As of December 31, 2009, the Company is in compliance with all covenants.

20. Copyright Payable - ECAD

ECAD (Escritório Central de Arrecadação e Distribuição) is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music. As of December 31, 2009 the Company and its subsidiaries had a provision of R$77,794 (R$ 54,851 on December 31, 2008 and R$ 80,114 on January 01, 2008) for amounts payable to ECAD and judicial deposits of R$ 20,459 (R$15,374 on December 31, 2008 and R$ 50,495 on January 01, 2008).

21. Related parties

a) Employee benefits

Employee salary, benefits and related expenses are stated as follows:

Description	12/31/2009	12/31/2008

Payroll and Related Charges	432,873	341,627
Profit Participation Plan	106,916	108,134
Statutory benefits	67,478	49,856
Additional benefits	43,936	32,156

	651,203	531,773

Additional benefits:

In addition to the usual benefits required by labor legislation, the Company and its subsidiaries provide additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, whose actuarial risks are not assumed by the Company. Expenses for these additional benefits for the year ended December 31, 2009 totaled R$ 43,936 (R$ 32,156 on December 31, 2008).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

The Company and its subsidiaries have complementary remuneration plans considering fulfillment of targets:

(i) Profit Participation Plan (PPR): the Company must remunerate its staff on the basis of profit sharing in the amount of up to three additional monthly salaries, in the event that the performance targets established according to annual planning approved by the Company’s Board of Directors are met.

(ii) Additional Profit Participation Plan (PPR – Short term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board in the form of differentiated salaries. This supplement is geared to additional targets and in exceptional cases may be exempted from these conditions, as decided by the Board.

(iii) Long-term Profit Participation Plan (PPR long-term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board in the form of differentiated salaries. The purpose of this supplement is to retain the services of these collaborators.

(iv) Profit Participation Additional Plan (PPR): the Company will make an additional payment of up to 0.6 of the monthly salary of employees. The principal purpose of this supplementary payment is to have the Board's targets fulfilled 100% to 120%.

On December 31, 2009 the Company recorded provisions as salaries and social charges in the amount of R$ 132,495 (R$ 112,994 on December 31, 2008) related to these plans.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

21. Related parties– Continued

a) Remuneration of Management

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	12/31/2009	12/31/2008

Short-Term benefits	12,169	19,503
Long-term benefits	3,911	5,791

	16,080	25,294

b) Related companies

The main asset and liability balances and profit and loss, on December 31, 2009 and 2008, resulting from the transactions among related parties are shown below:

	Current Assets							Total

	Receivables		Related parties			Prepaid Right for use	Assets

Companies	12/31/2008	01/01/2008	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2009	12/31/2008	01/01/2008

Shareholders
Emp. Brasil. de Telecom.
S.A. – Embratel	-	-	24,801	17,356	7,813	175,088	199,889	17,356	7,813

Associated Companies
Globosat Programadora Ltda.	202	248	-	-	-	-	-	202	248

	202	248	24,801	17,356	7,813	175,088	199,889	17,558	8,061

	Non-current assets

Companies	Prepaid Right of use	Total

Shareholders	12/31/2009	12/31/2009

Emp. Brasil de Telecom. S.A. – Embratel	659,842	659,842

	659,842	659,842

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

21. Related parties– Continued

c) Related companies – Continued

	Current Liabilities									Total

	Trade accounts payable		Accounts Payable Programming suppliers				Loans		Deferred revenues	Current liabilities

Companies	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2009	12/31/2008	01/01/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	48,598	28,122	17,073	-	-	-	-	-	208,228	256,826	28,122	17,073

	48,598	28,122	17,073	-	-	-	-	-	208,228	256,826	28,122	17,073
Associated
Companies
Net Brasil S.A.	-	-	-	60,903	87,669	72,166	-	-	-	60,903	87,669	72,166
Globosat Programadora Ltda.	-	-	-	8,796	10,463	6,389	-	-	-	8,796	10,463	6,389
Brasilcenter Comunicações Ltda.	351	-	803	-	-	-	-	-	-	351	-	803
Claro S.A.	872	906	802	-	-	-	-	-	-	872	906	802
Americel S.A.	122	101	54	-	-	-	-	-	-	122	101	54
Editora Globo S.A.	991	992	12	-	-	-	-	-	-	991	992	12
Banco Inbursa S.A.	-	-	-	-	-	-	5,940	8,556	-	5,940	8,556	-

	2,336	1,999	1,671	69,699	98,132	78,555	5,940	8,556	-	77,975	108,687	80,226

	50,934	30,121	18,744	69,699	98,132	78,555	5,940	8,556	208,228	334,801	136,809	97,299

	Non-current liabilities					Total

	Loans payable		Deferred revenues			Non-current Liabilities

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2008	01/01/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	782,279	93,912	41,520	782,279	93,912	41,520

	-	-	782,279	93,912	41,520	782,279	93,912	41,520
Associated Companies
Banco Inbursa S.A.	345,164	464,269	-	-	-	345,164	464,269	-

	345,164	464,269	782,279	93,912	41,520	1,127,443	558,181	41,520

	Operating income

	Rental Revenues / Telecommunications		Financial		Expenses Telecommunications		Programming / Sales commission		Programming guide		Total

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Shareholders

Emp. Brasil. de Telecom. S.A. – Embratel	391,624	273,829	(7,257)	(4,426)	(262,890)	(167,421)	-	-	-	-	121,477	101,982

	391,624	273,829	(7,257)	(4,426)	(262,890)	(167,421)	-	-	-	-	121,477	101,982
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	(675,458)	(543,235)	-	-	(675,458)	(543,235)
Globosat Programadora Ltda.	1,676	2,242	-	-	-	-	(9,227)	(24,472)	-	-	(7,551)	(22,230)
Editora Globo S.A.	-	-	-	-		-	-	-	(11,504)	(12,835)	(11,504)	(12,835)
Infoglobo Comunicações Ltda.	-	-	-	-	(2)	(8)	-	-	-	-	(2)	(8)
Claro S.A.	-	-	-	-	(6,432)	(5,035)	-	-	-	-	(6,432)	(5,035)
Brasilcenter Comunicações Ltda.	-	-	-	-	(546)	(8,591)	-	-	-	-	(546)	(8,591)
Americel S.A.	-	-	-	-	(1,207)	(826)	-	-	-	-	(1,207)	(826)
TESS S.A.	-	-	-	-	-	(62)	-	-	-	-	-	(62)
Click 21	-	-	-	-	(26)	(23)	-	-	-	-	(26)	(23)
Banco Inbursa S.A.	-	-	84,132	(166,527)	-	-	-	-	-	-	84,132	(166,527)

	1,676	2,242	84,132	(166,527)	(8,213)	(14,545)	(684,685)	(567,707)	(11,504)	(12,835)	(618,594)	(759,372)

	393,300	276,071	76,875	(170,953)	(271,103)	(181,966)	(684,685)	(567,707)	(11,504)	(12,835)	(497,117)	(657,390)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

21. Related parties– Continued

c) Related companies – Continued

The right to use the trademark Net has been assigned free of charge by Net Brasil S.A., a related party, as part of the sales commission agreement between the parties.

Pay-per-view (PPV) events are acquired through consortium between the related company Globosat Programadora Ltda. and the Company, to jointly exploit the assets, rights and resources allocated for transmission and marketing of these events.

The values and terms of the programming contracts with the companies related to the Globo group such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private are conducted at normal market prices, terms and payment conditions.

The programming guide of the Company is published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for subscribers of the Company. This service offers an Embratel voice product to existing and prospective subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. In connection with this business, the Company also offers to its markets integrated video, broadband and voice (“triple play”) services.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (Serviço Telefônico Fixo Comutado – STFC), multimedia service (Serviço de Comunicação de Multimídia – SCM) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company’s transactions involving the companies associated with Embratel Participações S.A. are recorded based on prices and conditions defined as follows:

a) Net Fone revenue –In December 2009, Embratel acquired the right of use of the transmission capacity of 3 Gb/s generated by the Net coaxial network, for a period of five years, for R$ 873,539, renewable for the same period through future negotiations between the parties. Any excess usage is charged on a monthly basis.

b) The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

21. Related parties– Continued

c) Related companies – Continued

c) Special projects – Remunerated on the basis of percentage of costs incurred by each project.

d) Network access revenue – Remunerated on the basis of Net Fone installation costs.

e) Optic fiber lease revenue – Remunerated in accordance with specific contract including usual market condition.

f) Revenues from PME (services for small and medium businesses) – These services are remunerated under specific contractual conditions, 50% of net amount of accounts invoiced by Embratel, net of taxes and interconnection fees.

The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. In December 2009, the Company acquired a right of use of 45 Gb/s transmission capacity generated for a period of 5 years, for R$ 849,632, and renewable for the same period through future negotiations between the parties. This was recorded as rights for prepaid use, to be amortized over the 5 year life of the contract. The amounts exceeding the monthly capacity acquired are expensed as incurred.

Communication expenses such as voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of service.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions

I) Commitments

The Company has several contracts for rental of street lighting posts, underground ducts and offices renewed automatically each year for varying terms. The contracts may be terminated at the request of either party, subject to notice periods ranging from 1 to 2 months and rescission penalties. These expenses amounted to R$ 102,262 in 2009 (R$ 74,527 in 2008). There are also commitments, through April 15, 2010, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$ 28,478.

II) Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed do not reflect the final expected settlement value. Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social Security	Total

Balances at January 01, 2008	41,143	30,443	595,134	6,279	672,999
Additions	24,814	12,829	51,337	-	88,980
Currency adjustments	720	260	29,941	1,183	32,104
Payments and reversals	(19,973)	(8,563)	(69,139)	(473)	(98,148)

Balances at December 31, 2008	46,704	34,969	607,273	6,989	695,935
Additions	18,721	23,858	65,466	-	108,045
Additions related to business
combination	290	25	17,721	-	18,036
Currency adjustments	1,018	373	16,370	276	18,037
Payments and reversals	(13,157)	(13,190)	(202,025)	(6,318)	(234,690)

Balances at December 31, 2009	53,576	46,035	504,805	947	605,363

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions – Continued

II) Provision for contingencies – Continued

a) Labor provisions

Labor claims involving the Company and its subsidiaries comprise 1,407 lawsuits, mostly arising from employees and third party complaints. The main claims are for subsidiary liability and dangerous work pay. The Company made judicial deposits in the amount of R$ 9,409 on December 31, 2009 (R$ 9,156 on December 31, 2008 and R$10,965 on January 01, 2008) in relation to labor cases.

b) Civil provisions

Civil claims relate mainly to service contract terminations, contract reviews, improper collection and negative credit reports, advertising disputes, channel availability, occupational accidents (own employees or outsourcers), accidents involving third parties other than staff or service providers and actions objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999.

The plea in the civil proceedings mainly relate to indemnifications for moral and material damages sought by subscribers, except for actions relating to lighting post rentals, in which the Company is requesting to change the monthly rent amounts. For these cases, the Company has recorded provisions of R$ 40,430 (R$ 28,389 on December 31, 2008 and R$ 24,397 on January 01, 2008).

c) Tax and social security provisions

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their income statements, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the main tax and social security contingencies:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions – Continued

II) Provision for contingencies – Continued

c) Tax and social security provisions – Continued

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

Vivax, BigTV and ESC 90 are objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it has recorded a provision of R$ 112,443 on December 31, 2009 (R$ 86,438 on December 31, 2008 and R$ 63,093 on January 01, 2008).

The states in which the subsidiaries operate adhere to the ICMS No. 57/99 agreement, except for the State of Rio Grande do Sul, which taxes services at the rate of 12%. The company’s subsidiaries based in Rio Grande do Sul are making judicial deposits and provisioning all amounts in excess of the 7.5% rate effective in 2000 and the 10% rate effective in 2001, and taking legal action against the rate of taxation of its services in this state.

b. IOF (Financial operations tax)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of R$ 60,718 at December 31, 2009 (R$ 45,018 at December 31, 2008 and R$ 56,867 at January 01, 2008)

c. Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance, the Company established a provision of R$ 143,281 (R$ 140,621 in 2008 and R$ 132,534 on January 01, 2008) related to these taxes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions – Continued

II) Provision for contingencies – Continued

c) Tax and social security provisions – Continued

d. PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

On September 30, 2009, the Company and its legal counsel assessed the progress of legal cases related to the increase in the calculation base for the PIS and the COFINS on income as provided in paragraph 1 of Article 3 of Law No. 9718/98 and revoked by Law No. 11941/09 on May 27, 2009. Based on the results of this assessment, revocation of the legal provision which created the increased calculation base and the existence of favorable case law related to this matter, the Company reversed its provision of R$ 124,269. The adjustment was recorded as a reduction in financial expenses.

III) Contingent liabilities not provisioned

In addition to the items mentioned above, there are other open cases which legal advisors assess as possible but not probable losses and so no provisions were recorded.

The main cases in which risk of loss is rated as "possible" are summarized below:

a. Disallowed expenses and non-proven expenses

Net São Paulo and Net Rio received demands from the tax authorities in the amount of R$ 88,660 on December 31, 2009 (R$ 82,605 on December 31, 2008 and R$ 63,734 on January 01, 2008) for not having submitted documents supporting their registered expenses within the period determined by the tax inspectors.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions – Continued

III) Contingent liabilities not provisioned – Continued

b. Omission of revenues and discrepancy between amounts declared and booked

In November 2008, the Federal Revenue of Brazil issued a tax demand against the Net Brasília subsidiary in the amount of R$ 19,092 (R$ 17,104 on December 31, 2008). The Federal Revenue's main allegations relate to omission of revenues and discrepancies between amounts declared and recorded in the company’s accounting records for certain months from 2004 through 2007. The Company's defense is mainly based on the legality of the accounting procedures and legitimacy of exclusions from the calculation of taxable income.

IV) Other Information

Charge for extra outlet

On April 22, 2009, Anatel passed Resolution No. 528, which prevents cable subscription TV operators from charging clients for more than one outlet per residence. The resolution only mentions that certain items such as installation, internal network, converter and signal decoder and other equipment repairs could be charged for by these operators. The Federal Court in Brasília had extended an injunction based on a case decided by ABTA (The Brazilian Pay TV Association) in 2008, allowing the Company to charge for the additional connections. However, in 2009, the Federal Court in Brasilia revoked the ABTA injunction related to additional connections. Nevertheless, management does not expect any substantial impact on Company operations, since the current sales model for the extra outlet is covered by the charge for the rental of the equipment and the installation fee as provided for in the resolution.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

23. Shareholders’ Equity

Capital Stock

On February 10, 2009, 1,408,161 ordinary and 2,816,320 preferred shares with a value of R$ 58,974 were issued arising from the tax benefit resulting from the amortization of the goodwill recorded as counterpart to the special goodwill reserve fund originating from the takeover of Globotel Participações S.A., under the terms of CVM Instruction No. 319/99 (1,229,387 ordinary shares and 2,454,256 preferred shares with a value of R$ 73,378, on January 31, 2008). On December 31, 2009 the Company’s share capital is represented by 114,459,685 ordinary and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$ 6,500,000 without need for statutory amendment as per Article 168 of the Law of Corporations, as agreed by the Board of Directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Law of Corporations.

Ownership of the Company's share capital on December 31, 2009 and 2008 is shown below:

	12/31/2009			12/31/2008			01/01/2008

	Common	Prefered	Total	Common	Prefered	Total	Common	Prefered	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.5%	-	2.9%	8.6%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	1.9%	0.8%	1.1%	1.7%	-	0.6%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%	36.2%	5.4%	15.7%
Empresa Brasileira de Telecomunicações S.A.
– Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%	1.9%	7.1%	5.3%
Other Shareholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.8%	0.6%	87.5%	58.5%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100,0%	100,0%	100,0%

Number of Shares	114,459,685	228,503,916	342,963,601	113,051,524	225,687,596	338,739,120	111,822,137	223,233,340	335,055,477

The Company is controlled by GB Empreendimentos e Participações Ltda., whose shareholders are Organizações Globo (51%) and Grupo Telmex (49%).

The bylaws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of the Brazilian Corporate Law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

23. Shareholders’ Equity – Continued

Capital Stock – Continued

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of Article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”), and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Holders of ordinary and preferred shares are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency profit calculated in accordance with Brazilian Corporation Law. The preferred shares carry the right to receive in cash a dividend amount of 10% over the dividend available for distribution on the common shares.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding bonuses distribution. They may also represent two-thirds (2/3) of the total of shares issued by the Company. Their issuance may also be altered to the prior existing proportions between common and preferred shares.

Shareholders’ Agreement

On March 21, 2005, a Company Shareholders’ Agreement was executed, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

The Company’s Board of Directors will be made up of 11(eleven) effective members and the same number of alternate members, being, at least, twenty percent (20%) of its Independent Board members as defined in Regulation Level 2 of BOVESPA’s Corporate Governance.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

23. Shareholders’ Equity – Continued

Shareholders’ Agreement – Continued

The Company’s Board of Directors, with a unified mandate of one (1) year, which reelection is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, three (3) effective members and respective alternates by joint, exclusive and separate appointment by Embrapar e Embratel, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member and respective alternate representing the minority Shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one (1) independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders’ Agreement.

Market value of Company shares

The market value of the Company’s shares, according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, was R$ 23.62 on December 31, 2009 (R$ 13.29 on December 31, 2008 and R$ 21.70 on January 01st 2008). On December 31, 2009, the book value of the net equity of the Company was R$ 3,507,515 (December 31, 2008 R$ 2,771,567 and January 01st, 2008 R$ 2,751,313). The equity value of the shares was R$ 10.23, R$ 8.18, and R$ 8.21 respectively.

Capital Reserves

Capital reserves are comprised of goodwill and premium on issuance of debentures reserves. The goodwill reserve was generated when Globotel Participações S.A., was merged into Net Serviços de Comunicação S.A. in August 2001. The goodwill capital reserve represents the tax effect of the goodwil that was transferred to the Company through the merger.

During the year ended December 31, 2009, the Company obtained tax benefits by cash savings of R$ 13,942 (R$ 58,974 on December 31, 2008), resulting from amortization of goodwill.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in 2010 in favor of the shareholder Globo Comunicação e Participações S.A. (successor to Roma

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

Participações S.A.). The remaining shareholders have the option of exercising their right on the subscription of these shares.

24. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. The total amount of the letters of guarantee is presented as follows:

	12/31/2009	12/31/2008	01/01/2008

Net Rio Ltda.	253,467	248,408	202,722
Reyc Comércio e Participações Ltda.	9,638	8,895	-
Net Serviços	19,275	7,308	7,569
Other	9,655	17,817	21,259

	292,035	282,428	231,550

Additionally, for the same purpose of guaranteeing payment of tax cases, the Company took out an insurance policy with Fator Seguros S.A. covering the amount of R$ 15,062 on 2009.

25. Earnings per Share

The following table shows earnings per share for the years ended December 31, 2009 and 2008 (in thousands, except earnings per share):

	12/31/2009	12/31/2008

Numerator
Profit for year	R$ 735,948	R$ 20,254

Denominator
Weighted average number of common shares	114,301,508	112,947,396
Weighted average number of preferred shares	228,187,562	225,479,722
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,006,318	248,027,694

Denominator for basic earnings per share	365,307,826	360,975,090

Basic earnings per common share	R$ 2.01	R$ 0.06
10% - Preferred shares	1.10	1.10
Basic earnings per preferred share	R$ 2.22	R$ 0.06

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments

a) General Considerations

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to suppliers of equipment are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to varying exchange rates, in particular the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming at protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee provides support for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from cash generated through operations rather than gains on financial markets. The results obtained by the application of internal controls to manage risks were satisfactory for the objectives proposed.

b) Fair Value

The fair values and carrying amount of loans payable are shown below:

	12/31/2009		12/31/2008		01/01/2008

	Book	Fair Value	Book value	Fair Value	Book value	Fair Value
	value

Debentures - 6th issue	582,397	563,295	583,629	588,525	581,468	581,468
Perpetual notes	263,711	265,343	351,254	259,196	262,583	271,908
Global Notes 2020	611,450	627,729	-	-	-	-
Banco Inbursa S.A.	351,104	358,919	472,825	482,852	-	-
Banco Itaú BBA	172,704	173,543	173,370	174,099	172,642	172,642
Finame	217,438	217,438	178,738	178,738	98,877	98,777

	2,198,804	2,206,267	1,759,816	1,683,410	1,115,570	1,124,795

Other assets and liabilities have fair values equal to book value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

b) Fair Value – Continued

The fair value of the Company’s debt has been calculated based on the estimated cost of paying the outstanding obligations at December 31, 2009, which considered the contractual penalties applicable for early payments. Based on management’s estimation, debt agreements with similar characteristics, if issued on December 31, 2009, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks impacting the business of the Company and its subsidiaries

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while it pays certain suppliers of equipment and programming content in foreign currencies.

The Company’s foreign currency exposure on December 31, 2009, is shown below:

Debt in US dollars:
Short-term:
Interest on loans and financing	15,981
Suppliers of equipment	34,721
Programming Suppliers	2,944

53,646
Long-term:
Loans payable	1,210,284

Liability exposure	1,263,930

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Bradesco, Goldman Sachs, Pactual, HSBC, and Santander.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

c) Risks impacting the business of the Company and its subsidiaries – Continued

The Company only enters into foreign exchange derivatives in order to protect a portion of accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on short-term debt. For the year ended December 31, 2009, the Company had a derivative instrument (foreign exchange) position of R$ 94,721 relating to 100% of interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, and a Perpetual Note, which has no maturity date.

Financial derivatives are summarized below:

	Reference
	value						Cumulative effect
Description	(notional)			Fair Value			(current period)

							Amount receivable	Amount payable
	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2008	01/01/2008	/ (received)	/ (paid)

“Swaps” contracts
Asset position
Foreign currency	94,721	164,524	21,255	94,328	157,993	20,382	-	-
Liability position
Ratios (Dollar vs. CDI)	59,897	71,044	21,255	68,556	65,446	24,009	-	9,052
Rates (PRE) (NDF)	34,824	93,480	-	45,352	91,523	-	-	10,528

	-	-	-	(19,580)	1,024	(3,627)	-	19,580

The net liability of R$ 19,580 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period ended on December 31, 2009, the Company recognized a loss of R$ 97,345, which was recorded as part of finance expenses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

c) Risks impacting the business of the Company and its subsidiaries – Continued

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding as at December 31, 2009:

Scenario - appreciation of Brazilian currency (R$ / US$) and higher CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	(9,052)	(23,954)	(38,928)
NDF	(10,528)	(19,234)	(27,940)

Scenario - depreciation of Brazilian currency (R$ / US$) and lower CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	(9,052)	5,994	20,968
NDF	(10,528)	(1,822)	6,883

1 – American Dollars (US$) vs. CDI

On December 31, 2009, the Company has six contracts of this type, whose notional aggregate value is US$ 34,400 thousand due between February and November 2010, with its positions short in dollars and long in CDI-geared assets, with the aim of converting short-term debt in dollars to CDI-geared debt.

The probable scenario assumes an exchange rate of R$ 1.7412 = US$ 1, and a CDI rate of 8.55% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$ 1.3059), and a 25% (10.68%) increase in the CDI, generating a loss of R$ 23,954. For the remote adverse scenario, in which the Brazilian real appreciates 50% against the dollar (R$ 0.8706), with the CDI rate also rising 50% (12.82%), the Company would show a loss of R$ 38,928, in relation to the above mentioned outstanding contracts.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

1 – American Dollars (US$) vs. CDI – Continued

The "possible" adverse scenario has the Brazilian real devalued against the dollar by 25% (R$ 2.1765) and the CDI rate falling 25% (6.41%), generating a gain of R$ 5,994. For the remote adverse scenario, in which there is a devaluation of the Brazilian real against the dollar of 50% (R$ 2.6118), with the CDI rate reduced 50% (4.27%), the Company would record a gain of R$ 20,968, in relation to the above mentioned outstanding contracts.

2 – NDF (Non Deliverable Forward)

The Company holds two contracts of this type with a total long position in dollars in the notional value of US$ 20,000 thousand maturing between January and February 2010. The probable scenario reflects the BMF quotation on December 31, 2009, of R$ 1.7412/ US$ 1. The possible adverse scenario would involve appreciation of the Brazilian real against the dollar by 25% (R$ 1.3059) or the devaluation of the Brazilian real against the dollar of 25% (R$ 2.1765/ US$ 1), while the remote adverse scenario would involve the Brazilian real appreciating against the dollar by 50% (R$ 0.8706/ US$ 1) or the devaluation of the Brazilian real against the dollar by 50% (R$ 2.6118/ US$ 1).

In the probable scenario with appreciation of the Brazilian real, the Company would show a loss of R$ 10,528, if it had settled its contracts on December 31, 2009, while in the adverse scenario the company would have had a loss of R$ 19,234. For the remote scenario, the loss would be R$ 27,940.

In the probable scenario of the Brazilian real depreciating, the Company would have a loss of R$ 10,528, if it had settled its contracts on December 31, 2009, while in the adverse scenario the Company would have a loss of R$ 1,822, and in the remote scenario there would be a gain of R$ 6,883.

On December 31, 2009, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

2 – NDF (Non Deliverable Forward) – Continued

The Company's exposure to fluctuating interest rates as of December 31, 2009, is shown below:

Consolidated

Debentures – 6th issue	582,397
Finame	217,438
Banco Itaú BBA	172,704

Liability exposure	972,539

(-) Financial investments denominated in reais	876,611

Net exposure	(95,928)

Credit risk

The financial instruments which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A. Custody and control of the funds are under the responsibility of Banco Itaú, and risk management is performed by Risk Office, a third-party service provider. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company's maximum credit risk exposure is the book value of customer receivables, as described in Note 10.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on December 31, 2009.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at December 31, 2009 (R$ 1.7412/US$ 1) for the debt denominated in US dollars (Guaranteed Notes and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.50% per year for the entire period.

Year of		Perpetual	Guaranteed	Banco	Banco Itaú
Maturity	FINAME	Notes	Notes 2020	Inbursa	BBA	Debentures	TOTAL

2011	75,851	27,610	52,227	32,247	23,069	73,093	284,097
2012	57,630	27,610	52,227	32,247	24,275	212,472	406,461
2013	29,280	27,610	52,227	32,247	24,690	194,030	360,084
2014	5,055	27,610	52,227	32,247	80,934	174,705	372,778
2015	2,018	27,610	52,227	32,247	72,703	154,967	341,772
2016	1,009	27,610	52,227	32,247	60,157	-	173,250
2017-2020	-	138,054	792,217	412,734	-	-	1,343,005

Total	170,843	303,714	1,105,579	606,216	285,828	809,267	3,281,447

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded as there is no maturity date.

Interest payments for US Dollar denominated debt (Guaranteed notes and Perpetual Notes) include withholding taxes, in accordance with the current law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

27. Measurement and Fair Value Hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration of the latter, a fair value hierarchy is determined on three levels prioritizing the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

• Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own premises.

Measurement of Fair Value on December 31, 2009

Quoted prices in
	Balance on	active markets for	Other Significant	Significant
	December 31,	identical assets	Observable	Unobservable
Description	2009	(Level 1)	Sources (Level 2)	Inputs (Level 3)

Derivative Instruments –
currency swap contracts	(R$ 19,580)	R$ -	(R$19,580)	R$ -

Currency swap derivative instruments are tools for managing risk arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the year ended December 31, 2009, there were not transfers between Level 1 and Level 2 of the measurement of the fair value or transfers to Level 3.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

28. Insurance

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The risk premises adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

Total coverage per insurance area are shown below:

		Maximum annual
Area	Main coverage	coverage

	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside
Multi-risk property	the premises, riots, strikes and restoration of records, open fidelity, electronic	45,000
insurance	equipment, furniture and flooding.
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at
	the locations of third parties, employer, contingent risks, civil work sites,	2,500
	crossed civil liability, pain and suffering and parking lot valets
Civil responsibility of	Legal defense costs, legal representation expenses and indemnities for financial
the directors and	losses caused to third parties owed to errors or omissions incurred in	17,412
Management officers	management acts, including worldwide coverage.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.